Mail Stop 3-8

June 3, 2005

<u>By Facsimile and U.S. Mail</u>

Thomas May
Chairman, President, Chief Executive Officer
NSTAR
800 Boylston Street
Boston, Massachusetts 02199

> **Re:** **NSTAR**
> **File No. 1-14768**
> **Form 10-K for the year ended December 31, 2004**
>
> **Boston Edison Company**
> **File No. 1-2301**
> **Form 10-K for the year ended December 31, 2004**

Dear Mr. May:

We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated May 10, 2005. Our review resulted in the following accounting comment.

<u>Form 10-K for the Year Ended December 31, 2004</u>

1. We note your response to comment 2. In this regard, the transition guidance in paragraph 61 of SFAS no. 141 indicates that if you no longer meet the criteria in paragraph 39 of SFAS no. 141, then such intangibles shall be reclassified as goodwill. You had originally classified the acquisition premium as goodwill. This does not preclude you from analyzing the acquisition premium under paragraphs 29 and 30 of SFAS no. 71. Furthermore, since you follow regulatory accounting, as promulgated under SFAS no. 71, provide to us your analysis with respect to paragraphs 29 and 30 of SFAS 71. We may have further comment.

2. We note your response to comment 13. Prospectively, revise your disclosure to indicate that it is *not probable* that the tax deduction related to the abandonment of the RCN Investment will be sustained, instead of "reasonably possible."

3. We note your response to comment 17. Confirm to us that amounts reflected in operating cash flows relate entirely to the operations of Boston Edison. We understand that pension costs are part of the cost of service of Boston Edison, although, on a stand alone presentation, you should be reflecting only the operating activities and related operating cash flows of Boston Edison. Please explain in detail how you reached the conclusion to reflect pension amounts associated with affiliates in your operating cash flows. In this regard, please be detailed in your analysis and reference all applicable GAAP used to make your decision. In short, explain why amounts collected from other affiliate companies should be reflected in Boston Edison's operating cash flows. We may have further comment.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Michael Moran, Esq.
Branch Chief